Exhibit 99.1

Convenience Translation

Invitation to the Annual General Meeting

Fresenius Medical Care AG & Co. KGaA

Hof

ISIN: DE0005785802 // Securities Identification No.: 578580

ISIN: DE000A169Q13 // Securities Identification No.: A169Q1

ISIN: US3580291066 // CUSIP: 358029106

We hereby invite our shareholders to the

Annual General Meeting

to be held on Thursday, 12 May 2016, at 10:00 a.m. at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

I. Agenda

1.                                      Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the explanatory report by the General Partner on the information pursuant to sections 289 (4), 315 (4) of the German Commercial Code (Handelsgesetzbuch - HGB) and the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2015; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2015

The Supervisory Board endorsed the annual financial statements and the consolidated group financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz - AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; the other aforementioned documents are to be made accessible to the General Meeting without requiring the passing of any additional resolution.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2015 as presented, showing a profit of EUR 3,933,193,161.40 be approved.

2.             Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the profit shown in the annual financial statements in the amount of EUR 3,933,193,161.40 for the fiscal year 2015 as follows:

Payment of a dividend of EUR 0.80 for each of the 305,314,120 shares entitled to a dividend	EUR	244,251,296.00

Profit carried forward to new account	EUR	3,688,941,865.40

Distributable profit	EUR	3,933,193,161.40

The proposal on the allocation of distributable profit reflects the 999,951 treasury shares currently held directly by the Company that are not entitled to a dividend pursuant to section 71b AktG. In case the number of shares entitled to the dividend for fiscal year 2015 changes before the date of the Annual General Meeting, the above proposal will be amended accordingly and presented for resolution under this agenda item 2 at the Annual General Meeting, with an unchanged dividend of EUR 0.80 for each share entitled to receive dividend payments, as well as amounts for the sum to be distributed and the carryforward amended with regard to such new proposal on the allocation of distributable profit.

The dividend is payable on 13 May 2016.

3.                                      Resolution on the approval of the actions of the General Partner for fiscal year 2015

The General Partner and the Supervisory Board propose to approve the actions of the General Partner of the Company during the fiscal year 2015.

4.                                      Resolution on the approval of the actions of the Supervisory Board for fiscal year 2015

The General Partner and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of the Company during the fiscal year 2015.

5.                                      Election of the auditor and consolidated group auditor for fiscal year 2016

The Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee (Prüfungs- und Corporate-Governance-Ausschuss), proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and consolidated group auditor for the fiscal year 2016.

6.                                      Resolution on the approval of the revised compensation system for the members of the Management Board of the General Partner

With a vast majority (around 99.71% of votes cast), the shareholders of Fresenius Medical Care AG & Co. KGaA have last approved the current compensation system for the members of the Management Board of the General Partner in the Annual General Meeting on 12 May 2011.

To date, one of the essential components of the compensation system for the members of the Management Board of the General Partner was the Company’s Long Term Incentive Program 2011 (LTIP 2011), which consists of the Stock Option Plan 2011 and the Phantom Stock Plan 2011. Since the end of fiscal year 2015, the issuance of stock options and phantom stocks under the LTIP 2011 is not possible anymore. In order to continue, in the interest of the Company, to enable the members of the Management Board to adequately participate in the long-term, sustained success of Fresenius Medical Care, the Supervisory Board of Fresenius Medical Care Management AG has resolved the introduction of the Long Term Incentive Plan (LTIP 2016) as successor program with effect as of 1 January 2016. The compensation system as revised by the introduction of the LTIP 2016 shall be presented to the Annual General Meeting for approval pursuant to section 120 (4) AktG. In all other respects, the compensation system for the members of the Management Board will remain unchanged.

The essential contents of the LTIP 2016 and the corresponding adjustments to the existing compensation system are described below:

As well as the LTIP 2011, which expired at the end of the fiscal year, the LTIP 2016 is a variable compensation component with long-term incentive effects. Pursuant to the LTIP 2016, the members of the Management Board may be granted so-called “Performance Shares” once or several times a year in the years from 2016 to 2018. Performance Shares are virtual share-based compensation components which, depending on the achievement of certain success targets, entitle to cash compensation. The Supervisory Board will, in due exercise of its discretion and taking into account the individual responsibility and performance of each of the members of the Management Board, determine the number of Performance Shares to be granted to the individual Management Board members by initially granting a so-called grant value. In order to determine the number of Performance Shares to be granted, the respective grant value will then be divided by the value of a Performance Share at the time of the grant. This number of Performance Shares may change over a period of three years, depending on the level of achievement of certain ambitious success targets; such change may lead to the entire loss of all Performance Shares or (as a maximum) to the doubling of their number. The resulting number of Performance Shares, which is determined after a performance period of three years and based on the respective level of target achievement, is deemed finally earned four years after the day of the respective grant. The number of such vested performance shares is then multiplied by the average stock exchange price of the Company’s share over a period of thirty days prior to the lapse of this vesting period. The respective resulting amount will be paid to the Management Board members as cash compensation for their respective Performance Shares.

The level of overall target achievement in the three-year performance period is determined on the basis of the three performance targets (i) revenue growth, (ii) net income growth and (iii) return on invested capital (ROIC) improvement.

An annual target achievement level of 100% will be reached for the revenue growth performance target if revenue growth is 7% in each individual year of the three-year performance period; revenue growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in the case of revenue growth of at least 16%. If revenue growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

In addition, the target achievement for the net income growth performance target is determined. An annual target achievement level of 100% will be reached if net income growth is 7% in each individual year of the three-year performance period. In the case of net income growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of net income growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

The third performance target measured is the improvement of the return on invested capital (ROIC). An annual target achievement level of 100% will be reached if the target ROIC as defined for the relevant year is reached. The target ROIC is 7.3% for 2016 and will increase by 0.2 percentage points per year to 7.5% (2017), 7.7% (2018), 7.9% (2019) and 8.1% (2020). A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. Again, the degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the previous years, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

On the basis of the level of target achievement in respect of each of these three performance targets over the three-year performance period, average values are calculated, which are taken into account for the determination of the level of overall target achievement, each weighted at one-third. The level of overall target achievement will then be determined on the basis of the mean of these three average values. The overall target achievement can be in a range of 0% to 200%. The number of Performance Shares granted to the individual Management Board members at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares, which forms the basis for the cash payments under the LTIP 2016 described above.

The General Partner and the Supervisory Board propose to approve this compensation system for the members of the Management Board of the General Partner of Fresenius Medical Care AG & Co. KGaA as revised with effect as of 1 January 2016.

7.                                     Elections to the Supervisory Board and to the Joint Committee

With effect as from the conclusion of the Annual General Meeting on 12 May 2016, the regular term in office of the current members of the Supervisory Board ends. Pursuant to the Articles of Association, also the term of the members of the Joint Committee who were appointed from the Supervisory Board of the Company to the Joint Committee by the General Meeting ends at the same time. Therefore, new elections of the members of the Supervisory Board and of the members of the Joint Committee of the Company to be elected by the Annual General Meeting are required.

According to sections 278 (3), 96 (1), 101 (1) AktG and Article 8 (1) of the Articles of Association of the Company, the Supervisory Board consists of six members who are elected by the General Meeting in accordance with the German Stock Corporation Act. Pursuant to Article 8 (2) of the Company’s Articles of Association, the Supervisory Board members are in principle elected for the period until the conclusion of the Annual General Meeting which resolves on the discharge (Entlastung) for the fourth fiscal year after the commencement of the term of office. The year in which the term of office commences shall not be counted.

Pursuant to clause 5.4.3 sentence 1 of the German Corporate Governance Code (Deutscher Corporate Governance Kodex — DCGK), elections to the Supervisory Board are intended to be conducted on an individual basis.

According to Article 13a of the Company’s Articles of Association, the Joint Committee consists of two members of the Supervisory Board of the General Partner delegated by the General Partner and two members of the Supervisory Board of the Company. As laid out in Article 13b (2) sentence 1 of the Articles of Association of the Company, the two Supervisory Board members of the Company on the Joint Committee will be appointed by resolution of the General Meeting. According to Article 13b (4) and Article 8 (2) of the Company’s Articles of Association, the Supervisory Board members in the Joint Committee are also elected for the period until the conclusion of the Annual General Meeting which resolves on the discharge for the fourth fiscal year after the commencement of the term of office. The year in which the term of office commences shall not be considered for this calculation.

The Supervisory Board proposes the election of the following persons to the Supervisory Board for a term until the conclusion of the General Meeting which resolves on the discharge for fiscal year 2020 and, in parallel and for the same period, the election of Mr. Rolf A. Classon and Mr. William P. Johnston to the Joint Committee of the Company in accordance with sections 13a et seqq. of the Articles of Association of the Company:

a)                           Dr. Gerd Krick, Chairman of the Supervisory Board of Fresenius SE & Co. KGaA, Gleinstätten, Austria

b)                           Dr. Dieter Schenk, lawyer and tax adviser, Partner at Noer LLP, Ottobrunn

c)                            Rolf A. Classon, non-executive Chairman of the Board of Directors of Hill-Rom Corp., Martinsville, New Jersey, USA

d)                           William P. Johnston, former Chairman of the Board of Directors of Renal Care Group, Inc., Nashville, Tennessee, USA

e)                            Deborah Doyle McWhinney, former Chief Executive Officer and Chief Operating Officer of Citi Enterprise Payments (Citigroup, Inc.), New York, New York, USA

f)                             Pascale Witz, Executive Vice President, Global Diabetes & Cardiovascular, Sanofi S.A., Paris, France.

As a result of his broad experience and his longstanding membership in the Audit and Corporate Governance Committee of the Supervisory Board as well as his independence from Fresenius Medical Care AG & Co. KGaA, its General Partner and its Management Board, Mr. William P. Johnston meets the qualifications for the function as independent financial expert in the Supervisory Board within the meaning of section 100 (5) AktG.

With a view to clause 5.4.3 sentence 3 DCGK, it should be noted that it is intended to propose the election of Dr. Gerd Krick as Chairman of the Supervisory Board in case of his reelection as a member of the Supervisory Board.

Also, the following is disclosed as a matter of precaution in view of number 5.4.1 para. 5 and para. 6 DCGK: Dr. Krick is the Chairman of the Supervisory Board of Fresenius SE & Co. KGaA and of Fresenius Management SE as well as member of the Supervisory Board of Fresenius Medical Care Management AG. Dr. Schenk is the Deputy Chairman of the Supervisory Board of Fresenius Management SE and of Fresenius Medical Care Management AG. Dr. Schenk is also the Chairman of the Foundation Board of the Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE as well as limited shareholder of Fresenius SE & Co. KGaA, and co-executor of the estate of Mrs. Else Kröner. Furthermore, Dr. Schenk is a partner of the law firm Noerr LLP which renders legal advice to the Company. Other than indicated above, it is the Supervisory Board’s assessment that no personal or business relations exist between the candidates proposed for election under this agenda item and the enterprise, the corporate bodies of the Company or a shareholder holding a material interest in the Company which an objective shareholder would consider material for his election decision.

The aforementioned election proposals are based on the recommendations of the Supervisory Board’s Nomination Committee.

The relevant personal details of the individuals proposed for election under this agenda item as well as further relevant information are listed under Section II. following this Agenda. Corresponding information will be available on the Company’s website under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting from the day of the convening of the Annual General Meeting.

8.                                      Resolution on modifications of the remuneration of the members of the Supervisory Board and its committees and on the corresponding amendments to Article 13 of the Company’s Articles of Association

The General Meeting lastly approved the current compensation system for the members of the Supervisory Board of the Company on 12 May 2011. Since then, the demands as to the qualification of members of supervisory boards and to time requirements for the work in supervisory boards as well as to the degree of professionalism in supervisory boards have once more noticeably increased. In order to adequately account for these increased demands and for the variety of tasks and responsibilities of the members of the Supervisory Board and to ensure, in the interest of the Company, that the Company can continue to recruit first-class candidates for service on the Supervisor Board, it is proposed to increase the fixed remuneration components of the compensation for the members of the Supervisory Board by ten percent each. This relates to the fixed remuneration of the members of the Supervisory Board for their work in the Supervisory Board as well as to the remuneration for services on committees of the Supervisory Board and the acceptance of functions as chairman or deputy chairman of the Supervisory Board and of committees.

The General Partner and the Supervisory Board therefore propose the following resolution to be passed:

a)                         Articles 13 (2), (3) and (6) of the Articles of Association of the Company are amended as follows:

“Art. 13 Remuneration of Supervisory Board Members

[…]

(2)                     Each member of the supervisory board shall receive a fixed fee of USD 88,000.00 per annum for each full fiscal year, payable in four equal installments at the end of each calendar quarter.

(3)                     The chairman of the supervisory board shall receive additional remuneration in the amount of USD 88,000.00 and his deputy additional remuneration in the amount of USD 44,000.00.

[…]

(6)                     As a member of a committee, a supervisory board member shall receive an additional amount of USD 44,000.00 per year. As chairman of a committee, a member of the committee shall in addition receive USD 22,000.00 per year and as deputy chairman an additional USD 11,000.00 respectively, payable in each case in four equal installments at the end of each calendar quarter. For memberships in the Nomination Committee and in the Joint Committee (Articles 13a et seqq.) as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted. Article 13e (3) shall remain unaffected.

[…].”

b)                         Apart from the above, Article 13 of the Company’s Articles of Association shall remain unchanged.

c)                          The modifications above shall apply for fiscal years as from 1 January 2017.

9.                          Resolution on the authorization to purchase and use treasury shares pursuant to section 71 (1) No. 8 AktG and on the exclusion of subscription rights

The authorization of the Management Board of the General Partner to purchase and use the treasury shares for specific purposes as granted by the Annual General Meeting on 12 May 2011 ends upon the expiration of 11 May 2016. In order to also enable the Company to purchase and use treasury shares in the future, this authorization shall be renewed for a period of five further years in accordance with the well-established practice of large listed companies.

The General Partner and the Supervisory Board therefore propose to resolve:

a)                                     The Company is authorized until the expiration of 11 May 2021 to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of this resolution. The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. AktG, must at no time exceed 10% of the registered share capital. The authorization must not be used for the purpose of trading in treasury shares.

b)                           Subject to the decision of the General Partner, the purchase will be effected either on the stock exchange, by way of a public tender offer or a public invitation to shareholders to submit an offer for sale.

aa)                                        If and to the extent shares are purchased on the stock exchange, the share price paid by the Company (not including incidental acquisition costs) must not exceed or fall short of 10% of the market price for shares of the Company of the same class determined by the opening auction in the Xetra trading system (or a comparable successor system) on the respective stock exchange trading day.

bb)                                        If shares are acquired by way of a public tender offer or a public invitation to shareholders to submit an offer for sale, the offer price per share paid by the Company (not including incidental acquisition costs) must not exceed or fall short of the 3-day average trading price of shares of the same class determined by the closing auction in the Xetra trading system (or a comparable subsequent system) on the last stock exchange trading day before the publication of the public tender offer or public invitation to shareholders to submit an offer for sale by more than 10%. If, following the announcement of a public tender offer or a public invitation to submit an offer for sale, there are significant changes in the relevant stock price, the offer or the invitation to shareholders to submit an offer for sale may be adjusted. In this case, the 3-day average trading price prior to the public announcement of any such adjustment will be the relevant reference stock price. The public tender offer or the invitation to submit an offer for sale may provide for further conditions. If the total volume of the shares made available following a public tender offer or the invitation to submit an offer for sale exceeds the envisaged repurchase volume, the acquisition then must be effected on a pro rata basis in accordance with the ratio of shares tendered (tender ratio). Preference may be given to accepting small quantities up to 100 shares per shareholder.

c)                            The General Partner is authorized to use treasury shares purchased on the basis of this authorization or any other earlier authorization for any purpose legally permissible and in particular for the following purposes:

aa)                              The shares may be redeemed without the redemption or its execution requiring any further resolution by the General Meeting. They may also be redeemed without a capital reduction by way of adjusting the calculated pro rata amount of the Company’s share capital represented by the remaining shares (simplified method). The redemption may be restricted to a portion of the purchased shares only. If the redemption is made by way of the simplified method, the General Partner is authorized to modify the number of the shares in the Company’s Articles of Association accordingly.

bb)                              The General Partner is authorized to sell treasury shares also in other ways than a sale on the stock exchange or an offer to all shareholders, also by way of an invitation to submit an offer, provided that the shares are sold for cash at a price that does not significantly fall short of the stock market price of shares of the Company that are subject to the same terms at the time of the sale. In this case, the total number of shares to be sold is limited to 10% of the registered share capital existing at the time the resolution of the General Meeting on this authorization is passed or — if the corresponding registered share capital is lower — at the time the authorization is exercised. If, during the term of this authorization until its utilization, other authorizations regarding the issuance or the sale of the Company’s shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded in direct or analogous application of section 186 (3) sentence 4 AktG, such exclusion of subscription rights will be taken into account when calculating the aforementioned 10% limit.

cc)                                The General Partner is furthermore authorized to sell treasury shares to third parties against contributions in kind, in particular in the context of the acquisition of companies, parts of companies, interests in companies or other assets (including receivables) and with regard to mergers.

dd)                              The General Partner is also authorized to award treasury shares in lieu of the utilization of a conditional capital of the Company to employees of the Company and companies affiliated with the Company, including members of the management of affiliated companies, and use them to service options or obligations to purchase shares of the Company granted to employees of the Company or companies affiliated with the Company as well as to members of the management of affiliated companies, e.g. in the context of stock option programs or employee benefit schemes.

ee)                                In addition, the General Partner is authorized to use treasury shares to service bonds carrying warrant and/or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company pursuant to section 17 AktG.

d)                                     The Supervisory Board of the General Partner is authorized to use shares purchased on the basis of this or a prior authorization instead of utilizing a conditional capital of the Company for the servicing of options or obligations to purchase shares which were or will be granted as variable compensation component, in particular in the context of stock option plans, to members of the Management Board of the General Partner.

e)                                      The authorizations under lit. c) and lit. d) also include the use of shares of the Company acquired pursuant to section 71d sentence 5 AktG.

f)                                       The authorizations under lit. c) and lit. d) may be exercised once or several times, in full or in part and individually or together, while the authorizations under lit. c), bb) to ee) may also be exercised by dependent companies or companies that are majority owned by the Company, or by third parties acting for their account or for the account of the Company.

g)                                      Shareholders’ subscription rights for these treasury shares are excluded insofar as these shares are used according to the aforementioned authorizations under lit. c), bb) to ee) and lit. d) or as far as this is necessary to exclude fractional amounts in case of a sale of shares to all shareholders. The above authorizations to exclude subscription rights of shareholders may only be exercised to the extent that the pro-rata amount of the overall shares excluded from subscription does not exceed 20% of the registered share capital at the time of the resolution of the Annual General Meeting or at the time the authorizations are exercised. If, during the term of this authorization to use treasury shares, other authorizations regarding the issuance or the sale of the Company’s shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded, such exclusion of subscription rights will be taken into account when calculating the aforementioned limit.

In connection with the authorization to purchase and utilize treasury shares proposed under this agenda item 9, the General Partner submits under Section III. of this convening a written report on the reasons for which it shall be authorized to exclude shareholders’ subscription rights in certain cases when using treasury shares (section 278 (3) AktG in connection with section 186 (4) sentence 2, section 71 (1) no. 8 sentence 5 AktG). This report is part of this notice on the convening of the Annual General Meeting and will be available on the Company’s website under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting as of the time of convening the Annual General Meeting and will also be available for inspection during the Annual General Meeting.

10.                               Resolution on the approval of the amendment of the Pooling Agreement entered into by the Company, Fresenius SE & Co. KGaA and the Independent Directors

The subject matter of this agenda item is the amendment of the so-called Pooling Agreement, under which the Company is required to inter alia prepare the group accounting and group reporting in accordance with U.S. accounting principles U.S. GAAP. The proposed amendment shall enable the Company to abandon this costly and time-consuming additional reporting.

In detail:

Today’s Fresenius Medical Care Group was formed in 1996 in the course of a reorganization under participation of the former Fresenius AG (today Fresenius SE & Co. KGaA), its former subsidiary Fresenius USA, Inc., and W. R. Grace & Co., a company incorporated under the laws of the State of New York. As a consequence of this reorganization, the voting shares of the

Company in its former legal form as Fresenius Medical Care AG were held by the former Fresenius AG and the so-called minority shareholders, i.e. the other shareholders of Fresenius USA Inc. and the shareholders of W. R. Grace & Co. In this context, an agreement between the former Fresenius AG, the former Fresenius Medical Care AG and two Independent Directors of the Supervisory Board, as representatives of the minority shareholders, was concluded on 27 September 1996 with effect from 30 September 1996 (the “Ordinary-Shares-Pooling Agreement 1996”); on 27 November 1996, the above-named parties also entered into an essentially identical agreement regarding the former preference shares of Fresenius Medical Care AG (the “Preference-Shares-Pooling Agreement 1996”, together with the “Ordinary-Shares-Pooling Agreement 1996” the “Pooling Agreements 1996”).

The main purpose of the provisions of the Pooling Agreements 1996 was to grant the former Fresenius Medical Care AG a high degree of independence within the existing group structure and to ensure that the minority shareholders’ rights were particularly protected.

On the occasion of the change of legal form of Fresenius Medical Care AG into its current legal form as Fresenius Medical Care AG & Co. KGaA the Pooling Agreements 1996 were replaced by a new essentially identical Pooling Agreement dated 13 February 2006 (the “Pooling Agreement”), reflecting the implications resulting from the new legal form. The parties of the Pooling Agreement are Fresenius SE & Co. KGaA (formerly: Fresenius AG), Fresenius Medical Care Management AG, also in its capacity as General Partner of Fresenius AG & Co. KGaA, and two so-called Independent Members of the Supervisory Board.

The Pooling Agreement contains provisions with regard to inter alia requirements for the independence of members of the Supervisory Board, approval requirements concerning certain inter-company transactions which exceed a certain value limit, the listing of the Company’s shares at the New York Stock Exchange (NYSE) as well as terms of accounting and public disclosure.

On account of the listing of the Company’s shares in the form of American Depository Shares (ADSs) at the NYSE, the Company is obligated to file annual reports and other reports with the U.S. Securities and Exchange Commission (SEC). In addition, under the Company’s Pooling Agreement the Company is in particular obligated to prepare the financial statements included in those reports according to the U.S. accounting principles U.S. GAAP. In addition to the accounting for the individual financial statements of Fresenius Medical Care AG & Co. KGaA in accordance with the provisions of the German Commercial Code, the Company as a result is subject to and must comply with two different accounting standards for the group accounting, i.e. the International Financial Reporting Standards (IFRS) as required by law, and the provisions of U.S. GAAP as required by the Pooling Agreement. While the SEC, by now, allows for the submission of the accounting reports required for the continued listing of ADRs at the NYSE on the basis of IFRS, an (additional) submission of accounting reports on the basis of U.S. GAAP would still required by the Pooling Agreement.

The parallelism of group accounting reports on the basis of two different accounting standards as currently still demanded by the provisions of the Pooling Agreement not only constitutes additional, substantial administrative expenses but also requires statements on the — in some cases complex — business transactions in accordance with the two different reporting standards.

Using common accounting standards in Germany and in the USA, in contrast, would have the considerable advantage of saving the Company substantial additional expenses for group accounting.

In addition, considerable legal risks naturally arise as a consequence of applying two accounting standards setting forth different provisions. If the accounting system is changed to one common accounting and reporting system based on IFRS, it will be possible to largely eliminate such risks — as well as the administrative and advisory expenses required to avoid such risks — in the future.

Therefore, the General Partner and the Supervisory Board share the view that the Company should be able to file accounting reports with the SEC — at least alternatively — on the basis of IFRS. Creating such flexibility in the interest of the Company requires an amendment of the Pooling Agreement. In accordance with the provisions of the Pooling Agreement this amendment requires a resolution of the General Meeting approving of the amendment with a majority of at least 75% of the votes cast.

Against this background, the General Partner and the Supervisory Board propose to amend Clause 5 (c) and Clause 5 (d) of the Pooling Agreement to read as follows:

„5. Listing of American Depositary Shares; SEC Filings. During the term of this Agreement, Fresenius AG and FMC Management AG shall use their best efforts as sole shareholder of FMC Management AG and general partner of FMC KGaA, respectively, to cause FMC KGaA to, and FMC KGaA shall:

[…]

(c) prepare all financial statements required to be included in any Securities Filings in accordance with US GAAP or the International Financial Reporting Standards (IFRS);

(d) on an annual basis, prepare audited consolidated financial statements including, without limitation, a balance sheet, a statement of operations and a statement of cash flows, and all appropriate notes, all in accordance with US GAAP or IFRS and, on a quarterly basis, prepare and furnish to the SEC consolidated financial statements prepared in accordance with US GAAP or IFRS under cover of form 6-K or a comparable successor form;

[…].”

Translated into German, the amended Clauses 5 (c) and (d) of the Pooling Agreement therefore roughly read as follows:

“[German translation of Clauses 5 (c) and (d) of the Pooling Agreement as proposed to be amended hereunder.]”

No further amendments of or additions to the Pooling Agreement are currently proposed.

11.                              Resolution on modification of the existing authorization to grant options to managerial staff members (Führungskräfte) and members of the management of Fresenius Medical Care AG & Co. KGaA or an affiliated company (Stock Option Program 2011)

The increased flexibility in the preparation of future financial reports following other accounting standards than U.S. GAAP as proposed under agenda item 10 above requires subsequent administrative adjustments to the basic points of the Stock Option Program 2011 resolved by the Annual General Meeting of the Company on 12 May 2011:

In accordance with the principles of stock corporation law the Annual General Meeting in 2011 has resolved to make the exercise of stock options under the Stock Option Program 2011 subject to the achievement of certain performance targets. These performance targets are met if the adjusted basic income per share has significantly increased over a period of four years. According to the resolution of the Annual General Meeting in 2011 the adjusted basic income per share is to be calculated on the basis of U.S. GAAP.

As described under agenda item 10 above, the Company shall be provided with the option to abandon the accounting in accordance with the principles of U.S. GAAP going from now on in order to avoid the associated expenses and risks related to financial reporting under different accounting standards. In order to allow for the targets in the context of the Stock Option

Program 2011 being calculated properly regardless of a continued accounting in accordance with the principles of U.S. GAAP, a parallel increase of flexibility as to the conditions of the Stock Option Program 2011 is required.

Pursuant to the proposed adjustments the company shall be enabled to calculate the adjusted basic income per share no longer based on U.S. GAAP but alternatively on the basis of IFRS. In addition, provided the calculation will be prepared on the basis of consolidated financial statements in accordance with IFRS in euros, the influence of fluctuations in the currency exchange rate on determining the targets shall be avoided by use of constant exchange rates. Without such adjustment in the exchange rates, the exchange rate fluctuations — which cannot be influenced by the management — would as a result of the major share of U.S. business have a substantially greater effect on the success targets in case of accounting in euros than in case of accounting in USD.

Additionally, the proposal contains clarifications concerning the possibility of presenting extraordinary items, which is no longer given under U.S. GAAP, as well as changes in accounting standards during the four-year waiting period.

Against this background, the General Partner and the Supervisory Board propose to revise Section aa) (3) of the resolution of the Annual General Meeting of 12 May 2011 under agenda item 9 b) on the authorization to grant options to managerial staff members (Führungskräfte) and members of the management of Fresenius Medical Care AG & Co. KGaA or an affiliated company (Stock Option Program 2011) to read as follows:

“(3)         Exercise price (issue price) and target

The exercise price of an option shall be the average stock exchange closing price of non-par value bearer ordinary shares of the Company in electronic Xetra trading of the Deutsche Börse AG in Frankfurt am Main or a comparable successor system on the last 30 calendar days prior to the grant of the option. The minimum exercise price is the nominal amount of the capital of the Company attributed to each non-par value ordinary share (section 9 (1) AktG).

It is a condition for the exercise of options in each case that the annual target is achieved within the four-year waiting period according to (4). The target is achieved in each case if, after the grant of the options to the entitled persons in each case, either the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year in each case or - if this is not the case - the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum. If with regard to a comparable period or more than one of the four comparable periods within the waiting period neither the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum, the options are cancelled in the proportion in which the target is not achieved within the waiting period, i.e. by one quarter (¼), two quarters (½), by three quarters (¾), or completely.

The adjusted basic income per ordinary share shall be calculated following the US-GAAP (Generally Accepted Accounting Principles) or, in case no consolidated group financial statements prepared in accordance with US-GAAP are filed at the Securities and Exchange Commission, following the International Financial Reporting Standards (IFRS) methodology based upon the hereafter described adjusted net income as follows:

The adjusted net income corresponds to the net income attributable to Fresenius Medical Care AG & Co. KGaA shown in the consolidated financial statements of the Company (prepared in accordance with the accountancy principles of US-GAAP or IFRS),

(i)             to which is added the costs shown in the relevant consolidated financial statement for:

•                  • provided that the costs occur only once - the purchase, integration and financing of companies or dialysis clinics, including the costs in connection with

•                  any costs and expenses attributable to liability exposure existing already prior to the time of acquisition and/or

•                  the sale of dialysis clinics irrespective of whether this was ordered by the competent anti-trust authority or not;

•                  changes to US-GAAP or IFRS accounting principles in the first year after such policies become effective or in comparison to the first year of the four year comparative period; and

•                  any tax effects in respect to the above mentioned points; and

(ii)          from which is subtracted any gains shown in the consolidated financial statements in each case by reference to the following

•                  the sale of dialysis clinics irrespective of whether this was ordered by the competent anti-trust authority or not;

•                  changes to US-GAAP or IFRS accounting principles in the first year after such policies become effective or in comparison to the first year of the four year comparative period; and

•                  any tax effects in respect to the above mentioned points.

(iii)  In case the calculation of the adjusted basic income per share is based on IFRS in euros, the adjusted basic income is calculated on a constant currency basis. For the ascertainment of the currency translation effects all line items of the profit and loss statements of the companies that are included in the consolidated financial statements and which have a functional currency other than the reporting currency (euro) of the group are translated with the average exchange rates of the year of the consolidated financial statements that are the basis for the comparison.

The determination of the adjusted basic income per ordinary share and changes thereto compared to the adjusted basic income per ordinary share of the relevant comparison year will be verified in a binding manner in each case by the auditors of the Company on the basis of the audited financial statements with regard to the question of the admissibility of exercise of options.”

II. Relevant personal details and further information on the candidates proposed under agenda item 7 for election to the Supervisory Board and for election to the Joint Committee of the Company

Dr. Gerd Krick
Former Chairman of the Management Board of Fresenius AG
(today: Fresenius SE & Co. KGaA)

Personal data:

Date of birth:                                                                       October 8, 1938

Nationality:                                                                               Austria

Education:                                                                                  1960-1965 Mechanical Engineering studies

Technische Hochschule, Munich
1965-1971 Doctorate in Mechanical Engineering
Technische Hochschule, Munich

Professional experience:

1992-2003                                                                                  Fresenius AG (today: Fresenius SE & Co. KGaA)
Chairman of the Management Board

1981-1992                                                                                  Fresenius AG (today: Fresenius SE & Co. KGaA)
Member of the Management Board responsible for Medical Systems Division

1975-1981                                                                                  Fresenius AG (today: Fresenius SE & Co. KGaA)
General Manager for Research, Production, Development and Engineering

1970-1975                                                                                  C. Stiefenhofer K.G.
Director and Limited Partner

1969-1970                                                                                  Continental AG
Assistant to the Member of the Management Board responsible for Research & Development

Member of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA since:

1998

Member of a domestic Supervisory Board formed by operation of law:

•                  Fresenius SE & Co. KGaA (Chairman)

•                  Fresenius Management SE (Chairman)

•                  Fresenius Medical Care Management AG

•                  Vamed AG, Austria (Chairman)

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

None

Dr. Dieter Schenk
Attorney and tax adviser
Partner at Noerr LLP

Personal data:

Date of birth:                                                                       August 4, 1952

Nationality:                                                                               German

Education:                                                                                  1971-1975 Law studies
Universities of Munich, Freiburg, Tuebingen

and Geneva
1976-1977 Doctorate in Law
University of Munich

1977-1980 Trainee Lawyer

Professional experience:

1986-today                                                                              Noerr LLP
Partner

1980-1986                                                                                  Noerr LLP
Attorney, as of 1985 also Tax Advisor

Member of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA since:

1996

Member of a domestic Supervisory Board formed by operation of law:

•                  Fresenius Management SE (Vice Chairman)

•                  Fresenius Medical Care Management AG (Vice Chairman)

•                  Bank Schilling & Co. AG (Chairman)

•                  Gabor Shoes AG (Chairman)

•                  Greiffenberger AG (Vice Chairman)

•                  TOPTICA Photonics AG (Chairman)

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

none

Rolf A. Classon
Non-executive Chairman of Hill-Rom Holdings, Inc.

Personal data:

Date of birth:                                                                       August 20, 1945

Nationality:                                                                               American and Swedish

Education:                                                                                  1965-1969 Political Sciences studies
Gothenburg University, Sweden

Professional experience:

2005-2006                                                                                  Hillenbrand Industries Inc., Indiana, U.S.
Interim Chief Executive Officer (CEO)

2002-2004                                                                                  Bayer Healthcare, Leverkusen, Germany
Chairman of the Executive Committee

1995-2002                                                                                  Bayer Diagnostics, New York, U.S.
President

1991-1995                                                                                  Bayer Diagnostics, New York, U.S.
Executive Vice President

1979-1991                                                                                  Pharmacia AB, Uppsala, Sweden
various positions in Sweden and New York

Supervisory Board of Fresenius Medical Care AG & Co. KGaA since:

2011

Member of a domestic Supervisory Board formed by operation of law:

Fresenius Medical Care Management AG

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

•                  Tecan Group Ltd., Zurich, Switzerland (Chairman)

•                  Catalent, Inc., New York, U.S.

William P. Johnston
Former Chairman of the Board of Directors

of Renal Care Group, Inc.

Personal data:

Date of birth:                                                                       September 24, 1944

Nationality:                                                                               American

Education:                                                                                  1962-1969 Law studies
Vanderbilt Law School, Nashville, U.S.

Professional experience:

2003-2006                                                                                  Renal Care Group, Inc.
Chairman of the Board of Directors

1987-2002                                                                                  Equitable Securities Corporation
Various investment banking and managerial positions, including Managing Director and Head of Investment Banking, Chief Executive Officer and Vice Chairman

1986-1987                                                                                  Skandinaviska Enskilda Ltd., Stockholm, Sweden
Director of Nashville office (U.S.) of the London-based investment banking subsidiary of Enskilda Securities

1969-1986                                                                                  Waller Lansden Dortch & Davis
Partner specializing in corporate finance, acquisitions and securities law, Chairman of Executive Committee management and strategic planning

Supervisory Board of Fresenius Medical Care AG & Co. KGaA since:

2006

Member of a domestic Supervisory Board formed by operation of law:

Fresenius Medical Care Management AG

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

•                  The Hartford Mutual Funds, Inc., U.S. (Chairman)

•                  The Carlyle Group, U.S. (Consultant)

•                  HCR-Manor Care, Inc., U.S. (Member of the Board)

Deborah Doyle McWhinney

Former Chief Executive Officer and Chief Operating Officer

of Citi Enterprise Payments (Citigroup, Inc.)

Personal data:

Date of birth:                                                                       April 10, 1955

Nationality:                                                                               American

Education:                                                                                  1977 B.A., Interpersonal Communications
University of Montana, U.S.

Professional experience:

2009-2014                                                                                  Citigroup, Inc.
Chief Executive Officer and Chief Operating Officer of Citi Enterprise Payments, previously President Citi Consumer Banking Products and Personal Wealth Management

2008-2009                                                                                  Dennis & Phyllis Washington Foundation, Chief Executive Officer
and President
Washington Group, Managing Director

2001-2007                                                                                  Schwab Institutional
President

1999-2001                                                                                  Engage Media Services Group
Group President

1995-1999                                                                                  Visa International
Executive Vice President

1978-1995                                                                                  Bank of America Corporation
Consumer, Technology and Corporate Banking Roles

Member of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA since:

Member of a domestic Supervisory Board formed by operation of law:

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

•                  Lloyds Banking Group, London, United Kingdom

•                  Fluor Corporation, Texas, U.S.

•                  IHS Corporation, Colorado, U.S.

Pascale Witz

Executive Vice President, Global Diabetes & Cardiovascular

Sanofi S.A., Paris, France

Personal data:

Date of birth:                                                                       January 27, 1967

Nationality:                                                                               French

Education:                                                                                  1989 Master in Biochemistry
Institut National des Sciences Appliquées
(INSA), France
1996 M.B.A. in Business Administration
INSEAD, France

Professional experience:

2016-today                                                                              Sanofi
Executive Vice President, Global Diabetes & Cardiovascular

2013-2015                                                                                  Sanofi
Executive Vice President, Global Division & Strategic development

1996-2013                                                                                  GE Healthcare
President & CEO Medical Diagnostics,
previously several roles in the area of Interventional Business (Medical Equipment, MedTech, Cardiology)

1991-1995                                                                                  Becton Dickinson
Marketing Manager Pharmaceuticals and Medical Devices

1989-1991                                                                                  CNRS — National Institute for Scientific Research
PHD Student Molecular Biology

Member of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA since:

Member of a domestic Supervisory Board formed by operation of law:

none

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

none

III. Report of the General Partner to the General Meeting on agenda item 9

Hereinafter the General Partner reports on the renewal of the authorization to purchase and use treasury shares as proposed under agenda item 9 of this convening:

On 12 May 2011 the Annual General Meeting has authorized the General Partner to purchase and use treasury shares up to a maximum amount of 10% of the registered share capital. On the basis of this authorization and with the approval of the Supervisory Board the General Partner has repurchased approximately 7.5 million treasury shares with a total value of around EUR 385 million in the period between 20 May 2013 and 14 August 2013. Approximately 6.5 million treasury shares have been redeemed following a corresponding resolution of the Management Board of the General Partner of 27 December 2015.

The current authorization to purchase and use treasury shares expires on 11 May 2016.

To ensure that the General Partner will be able to purchase and use treasury shares in the interest of the Company and its shareholders also in the future, the General Partner and the Supervisory Board propose to the Annual General Meeting under agenda item 9 to grant a new authorization to purchase and use treasury shares. In order to ensure a maximum of flexibility in the handling of treasury shares, this authorization shall again be granted for a period of five years, i.e. until 11 May 2021.

The acquisition of treasury shares can be executed by way of a purchase via the stock exchange, by means of a public tender offer by the Company addressed to all its shareholders or an invitation to all shareholders to submit offers for sale. In the event of the last two acquisition scenarios, the shareholders can decide themselves how many shares and also — if a price range is fixed at what price — they want to offer those shares to the Company. In any case, the General Partner will respect the principle of equal treatment of all shareholders provided for under German stock corporation law in accordance with section 53a AktG when acquiring treasury shares. The proposed acquisition scenarios via the stock exchange, by way of a public tender offer made to all shareholders or by means of an invitation to submit offers for sale all take account of that principle.

If in the event of a public tender offer or an invitation to submit offers for sale the total volume of shares offered or tendered exceeds the volume of shares intended to be bought back, the Company will accept those shares on a pro-rata basis. However, it is possible to provide for a preferential acceptance of smaller numbers of shares of up to 100 shares per offering shareholder in order to prevent arithmetical fractions of shares when the quotas to be acquired are determined and to avoid, if possible, small numbers of residual shares, thereby facilitating the technical execution as a whole.

In the event of an acquisition by way of a public tender offer or a public invitation to submit offers for sale, the purchase price offered or the limit values of the purchase price range per share (excluding incidental acquisition expenses (Erwerbsnebenkosten)) must not exceed or fall below the average trading price of shares of the Company in the Xetra trading system (or a comparable successor system) by more than 10% on the three exchange trading days preceding the date of the publication of the offer or public invitation to submit an offer for sale. If significant changes from the relevant price occur after the publication of a tender offer or public invitation to submit an offer for sale, it will be possible to adjust the offer or invitation to submit such an offer, with such adjustment being based on the relevant average price on the three exchange trading days prior to the publication of any such adjustment. The tender offer or invitation to submit such an offer may be subject to further conditions.

The shares acquired on the basis of this or a prior authorization may be used for all purposes permitted by law, in particular for the following purposes:

The proposed authorization entitles the General Partner to partially or entirely redeem treasury shares bought back, in accordance with common practice among large, listed German companies, without a further resolution of the General Meeting being required. In this respect, it shall also be possible to redeem the shares without a capital reduction pursuant to section 237 (3) no. 3 AktG (so called simplified procedure). The pro-rata amount of the remaining shares in terms of their share in the Company’s registered share capital increases as a result of the redemption of shares without a capital reduction (section 8 (3) AktG). In this case the General Partner shall be authorized to amend the Company’s Articles of Association to account for the modified number of non-par value shares.

Furthermore, it is intended to enable the General Partner by way of the authorization to sell treasury shares of the Company also in ways other than via the stock exchange or by means of an offer made to all shareholders, against payment in cash and to the exclusion of subscription rights. Thus, the Company will be enabled to react swiftly and flexibly to favorable market situations. Moreover, it will be possible to attract additional domestic and foreign investors by selling shares, for example to institutional investors. In order to protect shareholders from a dilutive effect, the aforementioned use is pursuant to section 186 (3) sentence 4 AktG subject to the condition that treasury shares may only be sold at a price which is not significantly lower than the relevant stock exchange price at the time when the shares are sold; in this respect, the price of sale will be finally determined immediately prior to the disposal itself. Additionally, the permitted sales volume in this case is limited to 10% of the

Company’s registered share capital at the effective date of the authorization or — if the registered share capital is lower— at the time when the authorization is exercised. The shareholders are thereby given the opportunity to maintain their shareholding quota by way of a parallel acquisition of shares in the Company via the stock exchange at comparable conditions. For the purpose of dilution protection, this authorized volume shall be reduced insofar as, during the term of this authorization, other authorizations regarding the issuance or the sale of the Company’s shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded in direct or analogous application of section 186 (3) sentence 4 AktG.

Furthermore, it will also be possible to use treasury shares as a contribution in kind in the context of mergers and the acquisition of companies and other assets excluding shareholders’ subscription rights. In particular in the course of mergers and acquisitions, it is not uncommon that liquid shares serve as a consideration. The Company shall be enabled to benefit quickly and flexibly also from such acquisition opportunities, conserving liquidity and without having to consult the General Meeting, which is often not possible due to time constraints. Therefore, such an option of using treasury shares lies in the overall interest of the Company and its shareholders. In determining the valuation ratios, the General Partner will furthermore ensure that the interests of shareholders are reasonably safeguarded.

The authorization further provides that treasury shares can also be issued in lieu of the utilization of a conditional capital of the Company, excluding the subscription right of shareholders, to employees of the Company and its affiliates, including members of the management of affiliates and by doing so service options or obligations to purchase shares of the Company granted or to be granted to employees of the Company or its affiliates as well as members of the management of affiliates. This authorization creates the possibility to offer the respective beneficiaries shares of the Company within the scope of existing share option programs without having to resort to conditional capital. The issue of treasury shares to employees and officers of the Company, in particular in view of long-term compensation components having the purpose of securing the Company’s sustainable success, can be in the best interest of the Company and its shareholders, since it promotes the identification of employees and officers with their company as well as the Company’s value substantially. The use of existing treasury shares instead of having to recourse to conditional capital can additionally constitute an economically viable alternative.

The aforementioned option to use treasury shares in order to service long-term share-based compensation components excluding the subscription right of shareholders shall also be available in favor of the members of the General Partner’s Management Board. In order to take reasonable account of potential conflicts of interest resulting from the Company’s legal form as well as the securing of the allocation of competences according to stock corporation law, the corresponding authorization to use treasury shares will, however, not be granted to the General Partner (represented by the Management Board), but to its Supervisory Board.

The General Partner shall further be authorized to use treasury shares to service bonds carrying warrant or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company as defined in section 17 AktG that exclude subscription rights according to section 186 (3) sentence 4 AktG. In order to comply with the rights resulting therefrom, it may be appropriate, considering the Company’s interests, to partially or entirely use treasury shares instead of shares resulting from a corresponding capital increase, which requires the subscription right of shareholders to be excluded.

Finally, the General Partner shall be authorized to exclude potential fractional amounts, if any, in an offer made to all shareholders. This is necessary for the technical processing of such an offer, in order to avoid the issue of fractions of shares. The General Partner will dispose of the shares excluded from the shareholders’ subscription right, called unassigned fractions (freie Spitzen), either by selling them via the stock exchange or otherwise at the best possible conditions for the Company.

To further restrict the issue of shares excluded from the shareholders’ subscription right and with the intention to limit the dilution of shareholders’ influence in the best possible way, the General Partner may exercise the right to exclude subscription rights in the context of the use of treasury shares only to the extent that the pro-rata amount of these shares does not exceed 20% of the registered share capital at the time of effectiveness or at the time of exercise of these authorizations. If, during the term of this authorization to use treasury shares, other authorizations regarding the issuance or the sale of the Company’s shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded, such exclusion of subscription rights will be taken into account when calculating the aforementioned limit.

The possible uses mentioned above are not limited to the Company’s treasury shares acquired on the basis of this or prior authorizing resolutions; they also include shares of the Company acquired pursuant to section 71d sentence 5 AktG. In this way, additional flexibility is also created in accordance with this authorizing resolution, in the best interest of the Company, with a view to using such treasury shares which have been acquired by a subsidiary or by third parties on behalf of the Company or a subsidiary.

The Management Board of the General Partner will also report on every use of this new authorization.

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

IV. Further information regarding the convening of the Annual General Meeting

Total number of shares and voting rights

At the time of the convening of the Annual General Meeting, the share capital of the Company is composed of 306,358,910 non-par value shares and consists solely of bearer shares, of which each share grants one vote. Therefore, the total number of voting rights at the time of the convening of the Annual General Meeting amounts to 306,358,910 voting rights. At the time of the convening of the Annual General Meeting, the Company holds a total of 999,951 treasury shares which do not entitle the Company to any voting rights or any other rights.

Participation in the General Meeting and exercise of the voting rights

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of 5 May 2016 (24:00 hours Central European Summer Time — CEST), at the latest at the following address

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to attend the General Meeting are entitled to participate and vote in the Annual General Meeting. As evidence of their entitlement to attend the General Meeting and to exercise their voting right, shareholders must, by the end of 5 May 2016 (24:00 hours CEST), at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or English language to the aforementioned address referring to the beginning of 21 April 2016, (00:00 hours CEST) (“Evidence Date”).

Significance of the Evidence Date

As regards the participation in the General Meeting and the exercise of the voting right only such persons qualify as shareholders of the Company who have provided evidence of their shareholding. The right of participation and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even in case of a complete or partial sale of the shareholding after the Evidence Date, this has no effect on the entitlement to participate and on the voting right. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not hold shares on the Evidence Date and become shareholders only thereafter are entitled to participate and vote for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Evidence Date has no significance for the entitlement to a dividend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the Annual General Meeting.

Proxy voting procedure

Shareholders may also have their voting rights in the Annual General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the proxy, its revocation and the evidence of authorization to be presented to the Company require the text form; financial institutions, shareholders’ associations and persons equated thereto according to sections 135 (8) AktG and 135 (10) AktG in connection with section 125 (5) AktG may — to the extent powers of attorney are issued to them — provide for deviating provisions.

The evidence of the appointment of an authorized person may either be presented at the entrance to the meeting venue of the General Meeting on the day of the General Meeting or be submitted in advance to the following address:

Fresenius Medical Care AG & Co. KGaA

- Investor Relations -

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany

Telefax: +49 (0)6172 609-2301

E-Mail: hauptversammlung@fmc-ag.com

In case the proxy or the evidence of the appointment of an authorized person is submitted to the Company in advance to the postal address, fax number or e-mail address stated above, we may for organizational reasons ask for a corresponding submission by 10 May 2016 (24:00 hours CEST).

Procedure regarding Company-named proxies acting on shareholders’ voting instructions

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of powers of attorney by shareholders and in accordance with the instructions issued by them. The proxies named by the Company must, for this purpose, be issued powers of attorney in text form as well as express and unambiguous instructions for the exercise of the voting right. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

Powers of attorney including voting instructions for the proxies named by the Company may already be submitted to the Company prior to the General Meeting. In this case, powers of attorney and voting instructions must be received by the Company for organizational reasons until 10 May 2016 (24:00 CEST) at the following address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

Irrespective of the above, shareholders may issue powers of attorney and voting instructions to proxies named by the Company during the General Meeting until the commencement of the casting of the votes.

Further information on the proxy voting procedure

The shareholders shall receive forms for powers of attorney and for voting instructions as well as further information regarding the issuing of powers of attorney together with the entrance ticket.

Timely registration and evidence of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any granting of powers of attorney after the registration has occurred.

Rights of shareholders

Supplemental requests to the agenda at the request of a minority according to section 278 (3) AktG in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the registered share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing. The day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is Monday, 11 April 2016 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they are holding the minimum quantity of shares for at least three months prior to the day of the General Meeting and that they hold the shares until the General Partner’s decision on the supplemental request (section 278 (3) AktG in connection with sections 142 (2) sentence 2 AktG, 122 (1) sentence 3, (2) sentence 1 AktG).

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG & Co. KGaA

Die persönlich haftende Gesellschafterin

Fresenius Medical Care Management AG

- Vorstand -

Att. Mr Rice Powell

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany

Motions and proposals for election by shareholders according to section 278 (3) AktG in connection with sections 126 (1), 127 AktG

Prior to the General Meeting shareholders may send countermotions to the Company regarding proposals made by the General Partner and the Supervisory Board pertaining to a specific item on the agenda. Shareholders may also submit proposals for the election of the members of the Supervisory Board or the auditors. Reasons must be given for countermotions. For proposals for election, however, no reasons need to be given.

Countermotions and proposals for election to be made accessible that have been received at the address mentioned below at least 14 days prior to the General Meeting, the day of receipt and the day of the General Meeting not being included in the calculation, i.e. 27 April 2016 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and any reasons given under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting. Any comments of the management will also be published there.

Countermotions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA

- Investor Relations —

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany
Telefax: +49 (0)6172 609-2301

E-Mail: hautpversammlung@fmc-ag.com

Countermotions and proposals for election sent to any other address cannot be taken into account.

Countermotions and reasons given do not need to be made accessible under the prerequisites set out in section 126 (2) sentence 1 AktG. According to section 126 (2) sentence 2 AktG, the reasons for a countermotion also do not need to be made accessible if they amount to more than 5,000 characters in total.

Section 126 AktG applies analogously to the proposal of a shareholder for the election of members of the Supervisory Board (including the election of any such members of the Supervisory Board into the Company’s Joint Committee) or of auditors pursuant to section 127 AktG. Proposals for the election of members of the Supervisory Board (including the election of any such members of the Supervisory Board into the Company’s Joint Committee) or of auditors according to section 127 AktG will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity. Furthermore, information on the membership of the proposed individuals in other statutory supervisory boards must be included in the proposals for the election of members of the Supervisory Board which shall be published; information regarding the proposed individuals’ membership in comparable domestic or foreign supervisory committees of business enterprises shall be included.

Shareholders’ information rights according to section 278 (3) AktG in connection with section 131 (1) AktG

Information on the affairs of the Company including the legal and business relationships with affiliated enterprises and on the situation of the group and the enterprises included in the consolidated group financial statements is to be given by the General Partner to every shareholder upon the latter’s request in the General Meeting. This only applies to the extent the information is necessary for a proper evaluation of the item on the agenda.

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG are available on the Company’s website under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting.

Availability of documents

The following documents and the further information to be made available pursuant to section 278 (3) AktG in connection with section 124a AktG are also available on the Company’s website under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting:

1)                 the annual financial statements and consolidated group financial statements approved by the Supervisory Board;

2)                 the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group;

3)                 the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2015;

4)                 the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) HGB;

5)                 the General Partner’s proposal on the allocation of distributable profit;

6)                 the annual report for the Fresenius Medical Care Group for fiscal year 2015 which contains the Report on Corporate Governance including the Remuneration Report as well as the Declaration on Corporate Governance for the fiscal year 2015; and

7)                 the written report of the General Partner on agenda item 9;

8)                 the Pooling Agreement dated 13 February 2006 entered into between Fresenius AG (today’s Fresenius SE & Co. KGaA), Fresenius Medical Care Management AG, also in its capacity as General Partner of Fresenius AG & Co. KGaA, as well as Dr. Walter L. Weisman and Mr. John G. Kringel, both in their capacity as Independent Members of the Supervisory Board, including a German convenience translation thereof and marked compare versions of the German and the English language versions reflecting the amendments proposed under agenda item 10;

9)                 the Ordinary-Shares-Pooling Agreement dated 27 September 1996 entered into between Fresenius AG (today’s Fresenius SE & Co. KGaA), Fresenius Medical Care AG (today’s Fresenius Medical Care AG & Co. KGaA) as well as Mr. Donald L. Staheli and Dr. Walter L. Weisman, both in their capacity as Independent Members of the Supervisory Board, including a German convenience translation thereof;

10)          the Preference-Shares-Pooling Agreement dated 27 November 1996 entered into between Fresenius AG (today’s Fresenius SE & Co. KGaA), Fresenius Medical Care AG (today’s Fresenius Medical Care AG & Co. KGaA) as well as Mr. Donald L. Staheli and

Dr. Walter L. Weisman, both in their capacity as Independent Members of the Supervisory Board, including a German convenience translation thereof; as well as

11)          the convening of the Annual General Meeting on 12 May 2011 including agenda item 9 b) on the authorization to grant options to managerial staff members (Führungskräfte) and members of the management of Fresenius Medical Care AG & Co. KGaA or an affiliated company (Stock Option Program 2011) and the creation of a conditional capital to service the Stock Option Program 2011 and a corresponding amendment of the Articles of Association, as adopted by the Annual General Meeting, as well as a marked compare version reflecting the amendments proposed under agenda item 11.

These documents will also be made available at the General Meeting of the Company.

From the day of the convening of the General Meeting, the aforementioned documents are available for inspection by shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany. Upon request, each shareholder shall receive a copy of the aforementioned documents without undue delay and free of charge.

Transmission in sound and vision

The Chairman of the General Meeting may order to broadcast the speech of the Chairman of the Management Board of the General Partner in sound and vision on the day of the General Meeting. In this case, it can be followed live on the Company’s website under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting.

Hof, April 2016

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board